Exhibit 99.1

ChinaCache International Holdings Ltd. Announces

Fourth Quarter and Full Fiscal Year 2011 Financial Results

•                       Net revenues in FY2011 increased 56.5% year-over-year to RMB618.4 million

•                       Gross profit  in FY2011 was up 58.9% year-over-year to RMB185.7 million

•                       Net income in FY2011 was RMB20.5 million, compared to a loss in 2010

BEIJING — March 7, 2012 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), a leading provider of content delivery network services in China, today announced its unaudited condensed, and consolidated financial results for the Company’s fourth quarter and full fiscal year ended December 31, 2011.

Highlights for the Fourth Quarter of 2011

•                       Net revenues in the fourth quarter were RMB179.6 million (US$28.5 million), representing a 12.0% increase from the previous quarter and a 48.1% increase year-over-year.

•                       Gross profit in the fourth quarter was RMB53.2 million (US$8.5 million), up 8.9% from the previous quarter and up 41.1% year-over-year.

•                       Adjusted EBITDA in the fourth quarter was RMB19.4 million (US$3.1million), a 37.7% decrease from the prior quarter and a 31.8% decrease year-over-year.

•                       Net income in the fourth quarter was RMB19.5 million (US$3.1 million), compared to RMB3.4 million in the third quarter of 2011 and RMB6.2 million in the corresponding period in 2010.

•                       Adjusted net income was a loss of RMB3.5 million (US$0.56 million) in the fourth quarter, compared to an income of RMB11.0 million in the third quarter and RMB15.9 million in the corresponding period in 2010.

Highlights for the Full Year 2011

•                       Net revenues in 2011 were RMB618.4 million (US$98.3 million), representing a 56.5% increase from the previous year.

•                       Gross Profit in 2011 was RMB185.7 million (US$29.5 million), up 58.9% from 2010.

•                       Adjusted EBITDA in 2011 was RMB106.1 million (US$16.9million), a 1.2% decrease from the previous year.

•                       Net income in 2011 was RMB20.5 million (US$3.3 million), compared to a loss of RMB92.2 million in 2010.

•                       Adjusted net income was RMB28.1 million (US$4.5 million) in 2011, compared to RMB58.3 million in 2010.

“ChinaCache powered through an extraordinary year with 57% organic growth,” said Mr. Song Wang, co-founder, Chairman and Chief Executive Officer of ChinaCache.  “Our rapid business growth has proved that our products and services have been well recognized by customers in China and internationally.”

“We will continue to develop our new generation of Content-aware Network Services to maintain ChinaCache’s market leadership and technological edge,” Mr. Wang continued. “Moreover, we will combine our cloud infrastructure, security solution and cutting edge CDN services as an all-in comprehensive solution for clients.”

“ChinaCache has achieved solid leadership in China’s internet industry by investing in talent, technology and network reach,” said Ms. Jackie You Kazmerzak, Chief Financial Officer of ChinaCache.  “With the rapid growth of Chinese internet users, who are demanding faster internet speed and better internet quality, we are very optimistic about the years ahead and the great opportunities for ChinaCache to continue its growth and maintain its position as a leader and expert within China’s internet industry.”

Fourth Quarter 2011 Financial Results

Net revenues for the fourth quarter 2011 were RMB179.6 million (US$28.5 million), representing a 12.0% increase from the third quarter of 2011 and a 48.1% increase from the corresponding period in 2010.  Net revenue growth was primarily driven by our online video business within the Media and Entertainment vertical as well as the Enterprises and E-commerce vertical.  During the fourth quarter of 2011, the Company disposed of Shanghai JNet Telecom Co., Ltd., or Shanghai JNet, which was a consolidated variable interest entity of the Company and accounted for 1.6% of the Company’s full year 2011 revenues.  Shanghai JNet’s contribution was excluded from results of our continuing operations and is included within gain on discontinued operations.

Cost of revenues for the fourth quarter increased by 13.3% quarter-over-quarter and 51.3% year-over-year to RMB126.4 million (US$20.1 million). Gross margin decreased to 29.6%, compared to 30.5% in the previous quarter and 31.1% in the corresponding period in 2010.     Non-GAAP gross margin, which excludes share-based compensation and depreciation and amortization expenses, was 39.2%, compared to 41.4% in the third quarter and 44.0% in the corresponding period in 2010.  Including Shanghai JNet’s contribution to the fourth quarter of 2011, gross margin was 30.4% and non-GAAP gross margin was 39.6%.

Sales and marketing expenses for the fourth quarter increased by 19.9% from the previous quarter to RMB22.2 million (US$3.5 million) and increased by 28.0% year-over-year, reaching 12.4% of net revenues.

General and administrative expenses for the fourth quarter increased by 40.4% over the previous quarter to RMB17.4 million (US$2.8 million) and increased by 94.7% year-over-year, reaching 9.7% of net revenues.

Research and development expenses for the fourth quarter increased by 24.5% over the previous quarter to RMB13.4 million (US$2.1 million) and increased by 101.7% year-over-year, reaching 7.5% of net revenues

Other expenses for the fourth quarter amounted to RMB5.2 million (US$0.8 million).  Of this total, RMB4.9 million (US$0.8 million) resulted from a write-off of obsolete equipment after stocktaking throughout the Company’s network.

Operating profit was RMB0.2 million (US$0.03 million) in the fourth quarter of 2011, compared to an operating profit of RMB6.7 million in the previous quarter and an operating profit of RMB4.7 million in the corresponding period in 2010.  Non-GAAP operating profit, which excludes share-based compensation expenses and post-acquisition settlement consideration, was RMB6.5 million (US$1.0 million), compared with RMB12.8 million in the third quarter and RMB8.0 million in the corresponding period in 2010.  Such results reflect the Company’s investment into its long-term sustainable growth as well as seasonality in operating expenses.

Income tax expense was RMB5.7 million (US$0.9 million) in the fourth quarter of 2011, compared to income tax expense of RMB2.9 million in the third quarter of 2011 and income tax benefit of RMB 3.3million in the corresponding period in 2010.

Net profit was RMB19.5 million in the fourth quarter of 2011, compared to a net profit of RMB3.4 million in the third quarter of 2011 and a net profit of RMB6.2 million in the corresponding period in 2010. Net income from continuing operations in the fourth quarter was a loss of RMB11.4 million (US$1.8 million), compared to income of RMB3.4 million in the third quarter of 2011 and RMB4.3 million in the corresponding period in 2010. In the fourth quarter, the Company disposed of Shanghai JNet, where its income (including the gain on disposal) of RMB 30.9 million (US$4.9 million) was classified as discontinued operations. Basic and diluted loss per American depositary share from continuing operations for the fourth quarter of 2011 was RMB0.49 and RMB0.49, respectively. Basic and diluted net income per American depositary share from discontinued operations for the fourth quarter of 2011 was RMB1.34 (US$0.2) and RMB1.32 (US$0.2), respectively. Each ADS represents 16 ordinary shares of the Company.

Adjusted or Non-GAAP net income, defined as income from continuing operations before share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post-acquisition settlement consideration, was a loss of RMB3.5 million (US$0.6 million), compared to an adjusted net income of RMB11.0 million in the third quarter of 2011 and RMB15.9 million in the corresponding period in 2010.  Non-GAAP basic and diluted loss per ADS for the fourth quarter of 2011 amounted to RMB0.15 (US$0.02) and RMB0.15 (US$0.02) , respectively.

Adjusted EBITDA, a Non-GAAP measure, defined as EBITDA excluding share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post-acquisition settlement consideration, was RMB19.4 million (US$3.1 million) compared to an adjusted EBITDA of RMB31.1 million in the third quarter of 2011 and RMB28.4 million in the corresponding period in 2010.

Capital Resources

As of December 31, 2011, the Company had cash and cash equivalents of RMB392.5 million (US$62.4 million).  In addition, the Company had an available—for—sale investment amounting to RMB97.6 million (US$15.5 million) in an RMB denominated short term fixed income fund which is presented within non-current assets. The capital expenditures for the fourth quarter of 2011 were RMB17.7 million (US$2.8 million).

The Company has completed the share repurchase program announced in late June 2011. By December 31, 2011, ChinaCache had repurchased 1,641,361 ADSs for approximately US$10.0 million at an average price of US$6.09 per ADS. On December 31, 2011, the Company had approximately 22.8 million ADSs outstanding.

Full Year 2011 Financial Results

For the full year of 2011, net revenues were RMB618.4 million (US$98.3 million), representing a 56.5% increase from the previous year.  Gross Profit in 2011 was RMB185.7 million (US$29.5 million), up 58.9% from 2010.  Adjusted EBITDA in 2011 was RMB106.1 million (US$16.9million), a 1.2% decrease from the previous year.  Net income in 2011 was RMB20.5 million (US$3.3 million), compared to a net loss of RMB92.2 million in 2010. Loss from continuing operations in 2011 was RMB11.5 million (US$1.8 million), compared to RMB58.4 million in 2010. In the fourth quarter, the Company disposed of JNet, where its income (including the gain on disposal) of RMB 32.0 million (US$5.1 million) has been classified as discontinued operations. Adjusted net income was RMB28.1 million (US$4.5 million) in 2011, compared to RMB58.3million in 2010.

Outlook for the Company’s First Quarter of 2012

ChinaCache currently expects to generate total net revenues ranging from RMB178 million (US$28.3 million) to RMB183 million (US$29.1 million) for the first quarter of 2012, representing approximately a -1% to 2% increase from the fourth quarter of 2011, and approximately a 33% to 37% increase year-over-year.  This forecast reflects ChinaCache’s current and preliminary view, which is subject to change.

Conference Call Information

The Company has scheduled a corresponding conference call and live webcast to discuss the results at 7:30 PM Eastern Time on March 6, 2012, which corresponds to 8:30 AM Beijing time on March 7, 2012.

The dial-in details for the live conference call are as follows:

•	U.S. dial-in number:	+1 (646) 2543-515
•	Hong Kong dial-in number:	+852 3051-2745
•	International dial-in number:	+65 6723-9385

•	China dial-in number:	400-1200-654
•	Conference ID:	5529-9521

A live and archived webcast of the conference call will be available on the Investor Relations section of ChinaCache’s website at www.chinacache.com.

A replay of the conference call will also be available until March 13, 2012 by dialing:

•	U.S. dial-in number:	+1 (718) 3541-232
•	International dial-in number:	+61 (2) 8235-5000
•	China dial-in number:	400-6920-026
•	Conference ID:	5529-9521

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (NASDAQ: CCIH) is a leading provider of content delivery network services in China.  As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers.  With more than a decade of experience in developing solutions tailored to China’s complex internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit www.chinacache.com.

*Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating profit, adjusted net income (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP).  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expenses.

To present non-GAAP gross profit, the Company excludes depreciation and amortization expenses and share-based compensation expenses.

To present non-GAAP operating profit, the Company excludes share-based compensation expenses and post acquisition settlement consideration.

The Company defines adjusted net income as income (loss) from continuing operations before share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post acquisition settlement consideration.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA.  The Company defines EBITDA as income (loss) from continuing operations before interest expense, interest income, income tax expense, depreciation and amortization.  The Company defines adjusted EBITDA as EBITDA plus share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post acquisition settlement consideration that the Company does not consider reflective of its ongoing operations.  The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structures (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses.  The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP.  Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP.  Some of these limitations include, but are not limited to:

•                       Adjusted net income, EBITDA and Adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•                       They do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                       They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•                       They do not reflect income taxes or the cash requirements for any tax payments;

•                       Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted net income, EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•                       While share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•                       Other companies may calculate Adjusted net income, EBITDA and Adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader.  Unless otherwise noted, all translations from RMB to U.S. dollar are based on the effective exchange rate of 6.2939 as of December 31, 2011.

Safe Harbor Statement

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties.  The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20-F for the fiscal year 2010, as filed with the Securities and Exchange Commission on April 21, 2011, and are available on the Securities and Exchange Commission’s website at www.sec.gov.  For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report for fiscal year 2010.  Our actual results of operations for the fourth quarter of 2011 are not necessarily indicative of our operating results for any future periods.  Statements that are not historical facts, including statements about ChinaCache’s beliefs and expectations, are forward-looking statements.  Among other things, the outlook for the first quarter of 2012 and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provide its solutions and services.  Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission.  All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Mr. Bowen Liu

Investor Relations Director

ChinaCache International Holdings

Tel: +86 (10) 6437 3399

Email: ir@chinacache.com

FINANCIAL TABLES

•                      Unaudited Condensed Consolidated Balance Sheets

•                      Unaudited Condensed Consolidated Statements of Operations

•                      Supplementary Financial Data

•                      Supplementary Operating Metrics

•                      Reconciliations of Non-GAAP to GAAP Financial Measures

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of Dec 31	As of Sept 30	As of Dec 31	As of Dec 31
	2010	2011	2011	2011
	RMB	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	592,706	417,692	392,535	62,368
Accounts receivable, net	107,690	177,232	156,215	24,820
Prepaid expenses and other current assets	12,512	20,463	23,412	3,720
Deferred tax assets	4,319	4,595	5,845	929
Amount due from related parties	59,002	48,654	—	—
Total current assets	776,229	668,636	578,007	91,837

Non-current assets
Investment at cost	—	6,254	9,136	1,452
Available-for-sale investments	—	99,014	99,280	15,774
Property & equipment,net	170,451	159,350	154,903	24,612
Acquired intangible assets, net	555	57	—	—
Goodwill	16,989	16,989	—	—
Deferred tax assets	2,368	3,936	2,750	437
Long-term deposits	2,872	2,906	2,932	466
Total non-current assets	193,235	288,506	269,001	42,741

Total Assets	969,464	957,142	847,008	134,578

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	54,188	83,489	59,618	9,472
Accrued employee benefits	24,581	24,098	30,478	4,842
Accrued expenses and other payables	70,885	52,381	61,565	9,784
Income tax payable	30,851	33,889	16,150	2,566
Liabilities for uncertain tax positions	25,096	27,739	6,193	984
Deferred tax liabilities	134	14	—	—
Dividend payable	130	130	130	21
Amounts due to related parties	66,468	59,150	18	3
Current portion of capital lease obligations	7,456	6,063	5,347	850
Total current liabilities	279,789	286,953	179,499	28,522

Non-current liabilities
Deferred tax liabilities	5	—	—	—
Non-current portion of capital lease obligations	4,428	—	—	—
Amounts due to related parties	6,403	3,956	—	—
Total non-current liabilities	10,836	3,956	—	—

Total Liabilities	290,625	290,909	179,499	28,522

Total Shareholders’ equity	678,839	666,233	667,509	106,056

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	969,464	957,142	847,008	134,578

Condensed Consolidated Statements of Operations

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended				For the Twelve Months Ended
	Dec 31, 2010	Sept 30, 2011	Dec 31, 2011	Dec 31, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	121,237	160,432	179,610	28,537	395,057	618,422	98,257
Cost of revenues	(83,521)	(111,552)	(126,375)	(20,079)	(278,230)	(432,736)	(68,755)

Gross profit	37,716	48,880	53,235	8,458	116,827	185,686	29,502
Sales & marketing expenses	(17,381)	(18,561)	(22,249)	(3,535)	(73,125)	(72,040)	(11,446)
General & administrative expenses	(8,913)	(12,364)	(17,353)	(2,757)	(45,037)	(57,308)	(9,105)
Research & development expenses	(6,641)	(10,755)	(13,392)	(2,128)	(28,692)	(40,952)	(6,507)
Post-acquisition settlement consideration	(113)	(500)	—	—	(37,858)	(7,158)	(1,137)

Operating income/(loss)	4,668	6,700	241	38	(67,885)	8,228	1,307
Interest income	319	372	619	98	487	2,233	355
Interest expense	(389)	(273)	(460)	(73)	(664)	(1,254)	(199)
Other income /(expense)	3,065	989	(5,241)	(833)	3,007	(5,165)	(821)
Foreign exchange gain/(loss), net	(6,676)	(1,547)	(826)	(131)	(4,963)	(4,411)	(701)

Income/(loss) from continuing operations before income taxes	987	6,241	(5,667)	(901)	(70,018)	(369)	(59)
Income tax expense	3,299	(2,874)	(5,734)	(911)	11,598	(11,145)	(1,771)

Net income/(loss) from continuing operations	4,286	3,367	(11,401)	(1,812)	(58,420)	(11,514)	(1,830)

Gain from discontinued operation	1,886	46	30,931	4,914	2,673	31,977	5,081

Accretion of redeemable convertible preferred shares to redemption value	—	—	—	—	(47,058)	—	—
Effect of foreign exchange rate movement of redeemable convertible preferred shares	—	—	—	—	10,585	—	—

Net income/(loss) attributable to ordinary shareholders	6,172	3,413	19,530	3,102	(92,220)	20,463	3,251

Earnings/(loss) per ordinary share:

Net income/(loss) from continuing operations	0.01	0.01	(0.03)	0.00	(0.59)	(0.03)	0.00
Gain from discontinued operations:	0.00	0.00	0.08	0.01	0.02	0.08	0.01

Basic	0.02	0.01	0.05	0.01	(0.58)	0.05	0.01

Net income/(loss) from continuing operations	0.01	0.01	(0.03)	0.00	(0.59)	(0.03)	0.00
Gain from discontinued operations:	0.00	0.00	0.08	0.01	0.02	0.08	0.01

Diluted	0.02	0.01	0.05	0.01	(0.58)	0.05	0.01

Earnings/(loss) per ADS:

Net income/(loss) from continuing operations	0.18	0.14	(0.49)	(0.08)	(9.50)	(0.48)	(0.08)
Gain from discontinued operations:	0.08	0.00	1.34	0.21	0.27	1.34	0.21

Basic	0.26	0.14	0.85	0.13	(9.24)	0.86	0.13

Net income/(loss) from continuing operations	0.17	0.14	(0.49)	(0.08)	(9.50)	(0.48)	(0.08)
Gain from discontinued operations:	0.07	0.00	1.32	0.21	0.27	1.27	0.20

Diluted	0.24	0.14	0.83	0.13	(9.24)	0.79	0.12

Weighted average number of ordinary shares used in earnings/(loss) per share computation:
Basic	385,843,484	383,190,759	370,512,795	370,512,795	159,611,374	381,984,517	381,984,517
Diluted	406,746,533	392,272,524	376,338,507	376,338,507	159,611,374	401,795,348	401,795,348

Supplementary Financial Data

(amounts in thousands, except for percentages)

	For the Three Months Ended				For the Twelve Months Ended
	Dec 31, 2010	Sept 30, 2011	Dec 31, 2011	Dec 31, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of revenues breakdown:
Bandwidth, co-location and storage fees	62,254	89,258	102,052	16,214	184,237	341,844	54,314
Depreciation of network equipment and amortization of acquired intangible assets	15,170	16,457	16,002	2,542	57,834	63,854	10,145
Payroll and other compensation costs of network operations personnel	3,117	4,520	5,668	901	25,764	17,837	2,834
Other cost of revenues	2,980	1,317	2,653	422	10,395	9,201	1,462
Total cost of revenues	83,521	111,552	126,375	20,079	278,230	432,736	68,755

Allocation of share-based compensation expenses:
Cost of revenues	510	1,111	1,129	179	11,353	4,047	643
Sales and marketing expenses	1,219	2,654	2,698	429	27,122	9,669	1,536
General and administrative expenses	916	616	1,267	201	21,703	8,968	1,425
Research and development expenses	539	1,172	1,192	189	11,984	4,272	679
Total share-based compensation expenses	3,184	5,553	6,286	998	72,162	26,956	4,283

Depreciation and amortization expenses allocation:
Cost of revenues	15,170	16,457	16,002	2,542	58,725	63,854	10,145
Sales and marketing expenses	197	215	228	36	772	855	136
General and administrative expenses	297	176	475	75	847	1,073	170
Research and development expenses	60	490	598	95	186	2,099	333
Total depreciation and amortization expenses	15,724	17,338	17,303	2,748	60,530	67,881	10,784

Capital expenditures, related to additions of property and equipment	57,636	20,874	17,661	2,806	77,344	56,660	9,002
As a percentage of net revenues	47.5%	13.0%	9.8%	9.8%	19.6%	9.2%	9.2%

Supplementary Operating Metrics

(Unaudited)

	For the Three Months Ended								For the Twelve Months ended
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sept 30, 2011	Dec 31, 2011	Dec 31, 2010	Dec 31, 2011

Revenues breakdown by industry verticals

Internet and software	30%	26%	23%	20%	21%	23%	22%	20%	22%	22%
Mobile internet	16%	15%	18%	21%	19%	16%	17%	17%	20%	17%
Media and entertainment	24%	29%	29%	30%	31%	31%	31%	33%	29%	31%
Enterprises and e-commerce	25%	26%	27%	25%	26%	27%	26%	26%	25%	26%
Government agencies	5%	4%	3%	4%	3%	3%	4%	4%	4%	4%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

Revenue contributed by Top 5 customers as a percentage of net revenues	35%	32%	33%	37%	37%	33%	32%	32%	34%	32%

Number of active customers at period end	319	418	454	504	569	617	683	775	504	775

Number of employees at period end	245	289	319	345	408	442	506	557	345	557

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

	For the Three Months Ended			For the Twelve Months Ended
	Dec 31, 2010	Sep 30, 2011	Dec 31, 2011	Dec 31, 2010	Dec 31, 2011
	RMB	RMB	RMB	RMB	RMB

Adjusted EBITDA — defined as EBITDA before share-based compensation expense, foreign exchange loss or gain, penalty on uncertain tax positions, and post acquisition settlement consideration

Net income /(loss) from continuing operations	4,286	3,367	(11,401)	(58,420)	(11,514)
Depreciation	15,031	17,300	17,265	57,755	67,345
Amortization	693	38	38	2,775	536
Interest expense	389	273	460	664	1,254
Interest income	(319)	(372)	(619)	(487)	(2,233)
Income tax expense	(3,299)	2,874	5,734	(11,598)	11,145
Share-based compensation	3,184	5,553	6,286	72,162	26,956
Foreign exchange (gain) / loss	6,676	1,547	826	4,963	4,411
Penalties on uncertain tax positions	1,608	—	767	1,720	1,076
Post acquisition settlement consideration	113	500	—	37,858	7,158
Adjusted EBITDA	28,362	31,080	19,356	107,392	106,134
Margin%	23.4%	19.4%	10.8%	28.3%	17.2%
QoQ growth			(37.7)%	n/a	n/a
YoY growth			(31.8)%		(1.2)%

Adjusted net income — defined as net income from continuing operations before share-based compensation expense, foreign exchange loss or gain, penalty on uncertain tax positions, and post acquisition settlement consideration

Net income / (loss) from continuing operations	4,286	3,367	(11,401)	(58,420)	(11,514)
Share-based compensation	3,184	5,553	6,286	72,162	26,956
Foreign exchange (gain) / loss	6,676	1,547	826	4,963	4,411
Penalties on uncertain tax positions	1,608	—	767	1,720	1,076
Post acquisition settlement consideration	113	500	—	37,858	7,158
Adjusted net income	15,867	10,967	(3,522)	58,283	28,087
Margin%	13.1%	6.8%	(2.0)%	14.8%	4.5%
QoQ growth			(132.1)%	n/a	n/a
YoY growth			(122.2)%		(51.8)%

	For the Three Months Ended			For the Twelve Months Ended
	Dec 31, 2010	Sep 30, 2011	Dec 31, 2011	Dec 31, 2010	Dec 31, 2011
Non-GAAP gross profit — defined as gross profit before share-based compensation expense and depreciation and amortization

Gross profit	37,716	48,880	53,235	116,827	185,686
Plus: depreciation and amortization	15,170	16,457	16,002	58,725	63,854
Plus: Share-based compensation	510	1,111	1,129	11,353	4,047
Non-GAAP gross profit	53,396	66,448	70,366	186,905	253,587
Margin%	44.0%	41.4%	39.2%	47.3%	41.0%
QoQ growth			5.9%	n/a	n/a
YoY growth			31.8%		35.7%

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

	For the Three Months Ended			For the Twelve Months Ended
	Dec 31, 2010	Sep 30, 2011	Dec 31, 2011	Dec 31, 2010	Dec 31, 2011

Non-GAAP operating expenses — defined as operating expenses before share-based compensation expense

Sales & marketing expenses	17,381	18,561	22,249	73,125	72,040
Minus: Share-based compensation	(1,219)	(2,654)	(2,698)	(27,122)	(9,669)
Non-GAAP sales & marketing expenses	16,162	15,907	19,551	46,003	62,371
% of net revenues	13.3%	9.9%	10.9%	11.6%	10.1%
QoQ growth		8.2%	22.9%	n/a	n/a
YoY growth			21.0%		35.6%

General & administrative expenses	8,913	12,364	17,353	45,037	57,308
Minus: Share-based compensation	(916)	(616)	(2,698)	(21,703)	(8,968)
Non-GAAP general & administrative expenses	7,997	11,748	14,655	23,334	48,340
% of net revenues	6.6%	7.3%	8.2%	5.9%	7.8%
QoQ growth			24.7%	n/a	n/a
YoY growth			83.3%		107.2%

Research & development expenses	6,641	10,755	13,392	28,692	40,952
Minus: Share-based compensation	(539)	(1,172)	(1,192)	(11,984)	(4,272)
Non-GAAP research & development expenses	6,102	9,583	12,200	16,708	36,680
% of net revenues	5.0%	6.0%	6.8%	4.2%	5.9%
QoQ growth			27.3%	n/a	n/a
YoY growth			99.9%		119.5%

Non-GAAP operating profit/(loss) — defined as GAAP operating profit/(loss) before share-based compensation expense and post acquisition settlement consideration

Operating income / (loss)	4,668	6,700	241	(67,885)	8,228
Plus: Share-based compensation	3,184	5,553	6,286	72,162	26,956
Plus: Post acquisition settlement consideration	113	500	—	37,858	7,158
Non-GAAP operating profit	7,965	12,753	6,527	42,135	42,342
Margin%	6.6%	7.9%	3.6%	10.7%	6.8%
QoQ growth			(48.8)%	n/a	n/a
YoY growth			(18.1)%		0.5%

Non-GAAP basic and diluted earnings per share and basic and diluted earnings per ADS is calculated based upon adjusted net income from continuing operations divided by weighted average number of ordinary shares

Adjusted net income	15,867	10,967	(3,522)	58,283	28,087
Weighted average number of ordinary shares used in earnings per share computation:
Basic	385,843,484	383,190,759	370,512,795	159,611,374	381,984,517
Diluted	406,746,533	392,272,524	376,338,507	159,611,374	401,795,348
Earnings per ordinary share:
Basic	0.04	0.03	(0.01)	0.37	0.07
Diluted	0.04	0.03	(0.01)	0.37	0.07
Earnings per ADS:
Basic	0.66	0.46	(0.15)	5.84	1.18
Diluted	0.62	0.45	(0.15)	5.84	1.12